September 17, 2018

David Potts
Chief Financial Officer
ARRIS International plc
3871 Lakefield Drive
Suwanee, Georgia 30024

       Re: ARRIS International plc
           Form 10-K for the Fiscal Year Ended December 31, 2017
           Filed March 1, 2018
           Form 10-Q for the Quarterly Period Ended June 30, 2018
           Filed August 8, 2018
           File No. 001-37672

Dear Mr. Potts:

        We have reviewed your filing and have the following comments. Please comply with the following comment in future filings. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-Q for the Quarterly Period Ended June 30, 2018

Notes to the Financial Statements
Note 3. Revenue from Contracts with Customers, page 8

1. We note your statement on page nine that "Installation, training, and professional and support services are recognized as control of the services transfer to the customer. This is either over time or at a point in time depending on the details of the arrangement and the timing of when the customer can direct the use of and obtain substantially all the remaining benefits from the services provided." In this regard, please clarify which services are recognized over time and which services are recognized at a point in time.
 David Potts
ARRIS International plc
September 17, 2018
Page 2
2. We note your disclosure states that equipment deliverables typically include proprietary operating system software, which is not considered separately identifiable. Please tell us if your contracts with customers include an obligation to provide updates to the software embedded in your hardware products. If so, please describe for us the terms associated with your obligation to provide updates and tell us how you considered the impact of this obligation on your allocation of transaction price and timing of revenue recognition.
Note 5. Goodwill and Intangible Assets, page 14

3. We note the statement on page 15 that you recorded impairment as a "result of the indirect effect of a change in accounting principle related to the adoption of new accounting standard Revenue from Contracts with Customers, resulting in changes in the composition and carrying amount of the net assets of our Cloud TV reporting unit." Please explain how the new revenue standard impacted the composition and carrying amount of the net assets of your Cloud TV reporting unit. Refer to your basis in the accounting literature.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Supplemental Information - Adjusted Direct Contribution and Other Costs, page
38

4. It appears that adjusted direct contribution, for each segment and in total, and total direct contribution are non-GAAP financial measures. Please revise in future filings to include a reconciliation that begins with the most directly comparable GAAP financial measure.
         We refer to guidance in Item 10(e)(1)(i) of Regulation S-K. Also please refer to questions
         104.03 and 104.04 of the updated Compliance and Disclosure Interpretation Guidance on non-GAAP measures.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Inessa Kessman, Senior Staff Accountant at 202-551-3371 or Terry
French, Accounting Branch Chief at 292-551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Shainess, Staff Attorney at
202-551-7951 or Kathleen Krebs, Special Counsel at 202-551-3350 with any other questions.



FirstName LastNameDavid Potts                                  Sincerely,
Comapany NameARRIS International plc
                                                               Division of
Corporation Finance
September 17, 2018 Page 2                                      Office of
Telecommunications
FirstName LastName